WhiteClouds Inc.
Income Statement
For the Twelve Months Ending December 31, 2019

	Year to Date
Revenues	
Architectural Income	380,282.21
Entertainment Income	118,906.95
Medical Model Income	31,484.62
Solution Sales Income	2,104,686.94
Insurance Claims	368.40
Other Income	25.00
Shipping Charges Reimbursed	283,582.44
Total Revenues	2,919,336.56
Cost of Sales	
COGS - Architectural	101,655.46
COGS - Entertainment	58,962.77
COGS - Medical Models	5,497.53
COGS - Solution Sales	547,479.38
Total Cost of Sales	713,595.14
Gross Profit	2,205,741.42
Expenses	
Salaries Expense	1,171,034.53
Payroll Tax Expense	101,320.83
Payroll Processing Fees	2,325.35
Employee Benefits	68,682.94
Commissions and Fees Exp	114,832.95
Contract/Outside Labor	2,715.17
Auto Expenses	152.80
Mileage/Gas Reimb	4,323.71
Meals and Entertainment Exp	1,301.94
Travel Expense	3,165.14
Bank Charges	1,023.13
Credit Card Processing Fees	49,758.55
Licenses & Permits	398.00
Dues and Subscriptions Exp	9,075.01
Insurance Expense	19,781.00
Legal and Professional Expense	23,665.18
Lease/Rental of Equipment	117,798.87
Rev Share/Royalty Distribution	836.86
Advertising Expense	2,007.09
Marketing-Online	50,259.69
Hosting Expense	32,620.47
Postage Expense	150.00
Rent or Lease Expense	178,355.56
Repairs Expense	3,434.09
Software Expense	38,108.02
Supplies Expense	46,750.69
Shipping Supplies	32,831.18

WhiteClouds Inc.
Income Statement
For the Twelve Months Ending December 31, 2019

	Year to Date
Shipping to Customer Expense	234,935.93
Freight Expense	5,147.32
Paper Products	514.68
Internet Service	14,964.36
Telephone Expense	4,501.79
Utilities: Electricity	24,551.49
Utilities: Gas	22,135.25
Utilities: Water	1,617.76
Waste Removal	8,135.52
Building Maintenance	11,054.35
Bad Debt Expense	2,543.25
Gain/Loss on Sale of Assets	(249.76)
Loss Early Term Leasehold Imp	72,362.26
Other Taxes	31,254.69
Federal/State Tax Expense	100.00
Interest Expense	167,773.13
Depreciation Expense	462,135.78
Amortization Expense	114,517.97
Total Expenses	3,254,704.52
Net Income	(1,048,963.10)